The International Business Law Firm P.C.

Attorneys: Steffanie J. Lewis (DC, VA), Albert Z. Lewis, Jr. (DC)
Of Counsel: Robert M. Price (DC)
                                                     Telephone: (202) 296-1111
1915 Eye Street N.W. Suite 500                             Fax: (202) 296-1175
Washington, DC 20006-2118                                         www.iblf.com


October 28, 2014


Lyn Shenk, Branch Chief
Office of Transportation and Leisure
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, D.C. 20549



Ref:   Baltia Air Lines, Inc.
       Amendment No. 2 to Form 10-K for Fiscal Year
                          Ended December 31, 2014
       Filed September 10, 2015
       File No. 001-14519

Dear Chief:

This is in response to your comment letter of October 26, 2015 and to report that we have amended our 10-K/A filed on September 10, 2015 to change the electronic signature line of the report of the Independent Registered Public Accounting Firm (Page F-1) from John Scrudato CPA, the principal of the firm, to the name of his firm per your comment.

While we do not believe anyone was or would be misled by the signature of the principal of the firm given the letterhead and correct address on that report, we have made the change and filed our amendment No. 3 on October 28, 2015.

Baltia Air Lines Inc., acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing, and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,


Steffanie J. Lewis
General Counsel
Baltia Air Lines, Inc.
1915 Eye Street, NW, Suit 5
Washington, DC 20006-2118
Telephone: 202 296 1111
Facsimile:  202 296 1175
Email: slewis@iblf.com

cc: Dmitrowsky, Baltia